UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

ENERGY PARTNERS, LTD.
(Name of Subject Company (Issuer))
ATS INC.
WOODSIDE FINANCE PTY. LTD.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

Jeff Soine
ATS Inc.
71683 Riverside Avenue
Covington, Louisiana 70433
Telephone: (985) 249-5300
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copies to:
Lou R. Kling, Esq.
Ronald C. Barusch, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*: $ 985,093,611.00	Amount of Filing Fee**: $ 105,405.02

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,830,157 shares of common stock, par value $0.01 per share (“Shares”), of Energy Partners, Ltd. at the tender offer price of $23.00 per share of common stock. Based upon information contained in Energy Partners, Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006, there were 38,396,001 Shares outstanding as of August 7, 2006 and a maximum of 6,153,156 Shares issuable pursuant to existing warrants, stock options, performance share awards and other share awards, of which 1,719,000 Shares are owned by Woodside Petroleum Ltd. and its subsidiaries (and are not included for purposes of this calculation).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$105,405.02	Form or registration no.:	Schedule TO
Filing Party:	ATS Inc.	Date Filed:	August 31, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on August 31, 2006, and amended by Amendment No. 1 filed on September 11, 2006 (as amended, the “Schedule TO”), by ATS Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company organized under the laws of Victoria, Australia (“Parent”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Energy Partners, Ltd., a Delaware corporation (the “Company”) for $23.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest), subject to increase by $0.50 or $1.00 per Share to a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain litigation described in Purchaser’s Offer to Purchase, dated August 31, 2006 (the “Offer to Purchase”). The terms and conditions of the offer are described in the Offer to Purchase and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto which were previously filed as exhibits to the Schedule TO, is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(G)	Press release issued by ATS Inc. on September 18, 2006
(a)(5)(H)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 18, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ATS INC.

By:	/s/ Jeff Soine

Name:	Jeff Soine
Title:	Secretary
Date: September 18, 2006

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(5)(G)	Press release issued by ATS Inc. on September 18, 2006

(a)(5)(H)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 18, 2006

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